Mail Stop 4561

May 4, 2010

Thomas J. Tiernan
President and Chief Executive Officer
Synaptics, Inc.
3120 Scott Blvd.
Santa Clara, CA 95054

> **Re:** **Synaptics, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 24, 2009**
> **File No. 000-49602**

Dear Mr. Tiernan:

We have reviewed your response letter dated April 5, 2010. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 5, 2010.

Form 10-K for Fiscal Year Ended June 30, 2009

Part I

Item 1A. Risk Factors

"The valuation of our technology conducted in connection with our international operating structure…," page 27

1. We note your assertions in response to prior comment 2 that you determined that information relating to your international operating structure is not material to investors. Given your statements in response to prior comment 1 of our letter dated December 29, 2009 that substantially all of your company's manufacturing, research and development and sales occurs outside of the United States, it is unclear how you concluded that information concerning the restructuring is not material. Please provide us with a detailed analysis, including a discussion of the principal quantitative and/or qualitative factors relied upon, that supports your

conclusion that information relating to your international operating structure is not material and need not be disclosed.

Part III

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)

Compensation Discussion and Analysis, page 7

General

2.   You state that you benchmark base salary compensation levels at selected companies with revenue between $200 million and $1.0 billion. Given that revenues for Synaptics, Inc. have not exceeded $500 million in that past three years, please tell us, and consider disclosing, why you believe it is appropriate to benchmark compensation for your named executive officers at the midpoint of a group that includes companies generating revenue of up to $1.0 billion.

Base Salary and Annual Bonuses, page 8

3.   In response to prior comment 5, you indicate that the company has omitted target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K. As previously requested, please provide meaningful disclosure in response to that instruction regarding how difficult it was for the executives or how likely it was for the company to achieve the undisclosed target levels.

4.   It appears that individual bonus awards are dependent on the size of the actual bonus pool for the fiscal year, which can vary from year to year based on the achievement of specified operating profit targets. Please clarify and revise your disclosure to explain whether your compensation committee may exercise discretion in awarding annual cash bonuses in the absence of meeting the specified operating profit targets or to reduce or increase the size of the awards for the given fiscal year. Refer to Item 402(b)(2)(vi) of Regulation S-K.

5.   Your discussion regarding the use of objective performance targets and subjective assessments of individual performance to determine bonus awards is unclear. It appears from your proposed disclosure that determining how individual cash bonuses are awarded to your named executive officers involves a two-stepped process. The first step appears to involve determining whether and to what extent the bonus pool is funded for a given fiscal year based on the attainment of objective, though undisclosed, company performance targets. Once the determination as to the size of the pool is made, the second step involves a qualitative assessment of whether each named executive officer achieved

individual performance goals as well as a quantitative assessment of what the specific bonus amount will be. If this accurately reflects your compensation practice, please revise your disclosure to make this clear. If not, revise your disclosure to clarify what your compensation practice is. Consider including a separately-captioned heading, such as "Bonus Pool Determination" or the like, immediately preceding the discussion on page 3 regarding how the bonus pool is funded.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

If you have any questions, please contact Stephani Bouvet at (202) 551-3545, or in her absence, the undersigned at (202) 551-3457. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile to: (602) 445-8100</u>
        Robert S. Kant